Mail Stop 3561

May 18, 2006

Mr. Robert J. Ulrich
Chairman of the Board and Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

      RE: **Target Corporation**
              Form 10-K for Fiscal Year Ended January 28, 2006
              Filed April 10, 2006
              File No. 1-6049

Dear Mr. Ulrich:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Robert J. Ulrich
Target Corporation
May 18, 2006
Page 2

<u>Form 10-K for Fiscal Year Ended January 28, 2006</u>

<u>Item 9A. Controls and Procedures, page 6</u>

1.   In future filings, please revise your disclosure where you provide the definition of
        disclosure controls and procedures to ensure it encompasses the entire definition
        of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-
        15(e). Your current disclosure does not achieve this objective. Also confirm to
        us that your disclosure regarding the effectiveness of your disclosure controls and
        procedures is still accurate considering the entire definition of disclosure controls
        and procedures, or otherwise amend this Form 10-K accordingly.

<u>Management's Discussion and Analysis, page 17</u>

<u>General</u>

2.   Please revise your future filings to disclose either here or in a footnote to the
        financial statements the amount of purchasing and receiving costs, inspection
        costs, warehousing costs, internal transfer costs, and other costs of your
        distribution network excluded from cost of sales. We note that such disclosure
        was included in your Form 10-K for the year ended January 29, 2005, and are
        unclear as to why the disclosure was removed from the current filing.

<u>Notes to Consolidated Financial Statements, page 28</u>

<u>General</u>

3.   Please tell us in detail how you determined you have only one SFAS 131
        reportable segment. Ensure you address in your response the operating segments
        you have identified, how the operating segments were identified and how you
        determined to aggregate operating segments, as applicable.   We are particularly
        interested to understand how you determined not to report your credit card
        operations and on-line store operations as separate reportable segments. While
        we acknowledge that your SFAS 131 disclosures were addressed at some level in
        our review of your Form 10-K for the year ended February 1, 2003, we believe
        that further consideration is warranted given: 1) the continued growth in recent
        years in your Target Visa portfolio, where the majority of the fees relate to
        receivables originated at 3rd party merchants, rather than at your stores; and 2) the
        significant increases in recent years in revenues from on-line sales. In this regard,
        we no longer find persuasive your argument that the credit card programs
        strategically support core retail operations and are an integral component of each
        segment, since a significant portion of the credit card operations relate to serving

non-Target customers. Further, we note that you have a President of Target Financial Services in addition to an Executive Vice President of Stores, thus we assume that discrete financial information is tracked for the Financial Services business separately from the stores. If, after reassessing the guidance and in light of the changes in your business you now believe that additional reportable segments should be disclosed, please tell us how you plan to revise your financial statements accordingly.

Note 2. Revenues, page 28

4.   In future filings, please disclose either here or in Management's Discussion and Analysis the amount of gift card breakage recorded during each period presented. If you believe the amount of breakage is immaterial for disclosure, please provide us support for your belief.

Note 16. Accounts Payable, page 31

5.   Please explain to us and revise your disclosure in future filings to clarify what you mean when you say, "[o]ur accounting policy is to reduce accounts payable when checks to vendors clear the bank from which they were drawn." If, as we assume, you reclass book overdrafts/outstanding checks to accounts payable at period end, and then relieve the reclassed balance as checks clear, please revise your disclosure accordingly so that your policy is more transparent to the reader. Your policy, as currently drafted, might suggest that accounts payable, in general, rather than just outstanding checks included in accounts payable, are relieved as checks clear. Such policy would not be appropriate since under accrual accounting, accounts payable, other than outstanding checks included in accounts payable, should be relieved at the time a check is issued, not when the check clears.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief